October 20, 2025

VIA E-MAIL AND EDGAR CORRESPONDENCE

Mr. David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Pre-IPO and Growth Fund: File Nos. 811-24096; 333-287835

Dear Mr. Manion:

On June 6, 2025, The Pre-IPO and Growth Fund (the “Registrant” or the “Fund”) filed a registration statement on Form N-2 with the U.S. Securities and Exchange Commission. The Registrant subsequently filed a pre-effective amendment to the registration statement (together with the initial registration statement, the “Registration Statement”). You provided accounting comments to the Registration Statement on September 29, 2025. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Registration Statement. Please note that added language is in italics and deleted language appears struck through.

Accounting Comments

1.	Comment: Please supplementally describe the accounting treatment for distributions received from private fund investments. Please cite applicable US GAAP.

Response: The Fund will account for distributions received from private fund investments in accordance with FASB ASC 946-320-35-5. Accordingly, dividends on investment securities will be recorded on the ex-dividend date and distributions representing returns of capital will be credited to investment cost, rather than investment income.

2.	Comment: Please supplementally describe if the Fund intends to participate in a continuation fund transaction(s) for liquidity or exits of other private funds in the portfolio.

Response: The Registrant does not currently anticipate participating in continuation fund transactions. The Adviser may consider participating in the future, however, if such a fund presents a sufficiently compelling investment opportunity and is aligned with the Fund’s investment objective.

3.	Comment: Please supplementally describe, when determining fair value of investments in private funds, whether the registrant intends to use NAV as a practical expedient in accordance with FASB ASC Topic 820. If so, please discuss how the Fund’s valuation designee will receive information related to the underlying funds’ NAVs for purposes of valuation and describe the type of information the valuation designee expects to receive. If not using NAV as a practical expedient, please supplementally describe how the Fund will calibrate to public observable market equivalents data, including any review of private secondary information for purposes of valuation.

Division of Investment Management

October 20, 2025

Response: The Registrant hereby confirms that the Adviser, as the Fund’s valuation designee, will use NAV as a practical expedient to fair value private fund investments in accordance with FASB ASC Topic 820. In circumstances where the practical expedient is not available or reliable, the Adviser will rely on alternative data points, including data from secondary transactions, new rounds of financing, or initial public offerings for the underlying company(s) and valuations for comparable private or public companies.

4.	Comment: Please confirm supplementally that the Fund will disclose the cost of each private fund investment within the schedule of investments, as required by Rule 12-12 of Regulation S-X.

Response: The Registrant so confirms.

5.	Comment: Please disclose whether the Adviser, as valuation designee, will rely on or otherwise incorporate info from third-party valuation agents in determining the Fund’s NAV.

Response: The Registrant may use third party valuation agents as the number of Fund investments for which the practical expedient is not available or reliable increases, and as their vintages increase.

6.	Comment: If applicable, please disclose that the Fund will invest in private funds that are deemed PFICs under the IRC. Additionally, as applicable, please disclose the Fund’s use of domestic or Cayman subsidiaries for purposes of tax strategies. Please also disclose any specific risks associated with meeting diversification or qualifying income requirements for private fund investments structured as pass-through entities for tax purposes.

Response: The Fund does not currently intend to invest in PFICs or in foreign or domestic subsidiaries. The Registrant further notes that the Fund’s private fund investments will primarily be made via single-asset SPVs, making diversification and tax compliance straightforward relative to multi-asset private fund investments.

7.	Comment: Please confirm that the AFFE line item of the registration statement (and its related footnote) is reflective of any expenses associated with the SPVs the Fund will hold.

Response: The Registrant so confirms.

8.	Comment: Please discuss how the SPV investments will be presented under US GAAP. Please include specific references to Regulation S-X and relevant US GAAP.

Response: Management will evaluate the structure and terms of each SPV investment on an investment-by-investment basis to ensure the investments are being presented on the Fund’s Schedule of Investments in accordance with US GAAP (FASB ASC 946 (Investment Companies) and FASB ASC 810 (Consolidation)), IM Guidance Update 2014-11 and the requirements of Rule 12-12 of Regulation S-X. Conclusions related thereto will dictate how each SPV investment will be presented, either on a consolidated or unconsolidated basis. If management concludes the most appropriate presentation of the SPVs is unconsolidated, Management will ensure other relevant reporting disclosure requirements are met, including Rules 3-09 and 4-08 of Regulation S-X, if applicable. Overall, management intends to disclose enough information such that users of the financial statements understand the ultimate underlying investments held by the Fund, which may include look through disclosures as to the holdings of any unconsolidated SPVs.

Division of Investment Management

October 20, 2025

If you have any questions concerning this request, please contact the undersigned at (202) 973-2708.

Best regards,

/s/ Matthew S. Williams

Matthew S. Williams

cc:	Laurence K. Russian David Finn JoAnn Strasser Philip Sineneng Joseph Faia Christian Sandoe Jay Williamson Karen Rossotto